UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42483

CTRL GROUP LIMITED

(Translation of registrant’s name into English)

Unit F, 12/F

Kaiser Estate

Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On September 29, 2025, CTRL GROUP LIMITED (NASDAQ: MCTR) (the “Company”) announced the launch of its wholly owned subsidiary, Tongjiang Group Limited (the “Subsidiary”), a Hong Kong limited liability company, thereby expanding into high-value-added consulting and international trade services in order to diversify the Company’s business portfolio and enhance its comprehensive service capabilities. The Company expects to expand into emerging markets (such as mainland China, Southeast Asia, and the Middle East) through internet technology services, internet sales and international trade, creating new growth areas for the Company.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements reflect only current expectations and are not guarantees of future events. These statements are subject to risks and uncertainties, detailed in the Company’s United States Securities and Exchange Commission filings, that could cause actual results and events to differ materially from those contained in the forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated September 29, 2025, announcing the launch of the Company’s wholly owned subsidiary.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025	CTRL GROUP LIMITED

	By:	/s/ Lau Chi Fung
Lau Chi Fung
Chairman and Chief Executive Officer

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